FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549


                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                            For the month of May 2006

                                TOP TANKERS INC.
                 (Translation of registrant's name into English)

                            109-111 Messogion Avenue
                                 Politia Centre
                                Athens 115 26 GR

                    (Address of principal executive offices)

         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F [X] Form 40-F [_]

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [__] No [X]

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

         Set forth herein as Exhibit 1 is a copy of the press release issued by TOP Tankers Inc. (the "Company") on May 11, 2006 announcing the Company's operating results for the first quarter ended March 31, 2006.

                                                                       Exhibit 1

[GRAPHIC OMITTED]






NEWS RELEASE for May 11, 2006 at 7:35 AM EDT

Contact: Michael Mason (investors)          Stamatis Tsantanis, CFO
         Allen & Caron Inc                  TOP Tankers Inc
         212 691 8087                       011 30 210 697 8199
         michaelm@allencaron.com            snt@toptankers.com


           TOP TANKERS REPORTS FIRST QUARTER OF 2006 FINANCIAL RESULTS


ATHENS, GREECE (May 11, 2006) ... TOP Tankers Inc (NasdaqNM:TOPT) today announced its operating results for the first quarter ended March 31, 2006.

For the three months ended March 31, 2006, the Company reported net income of $30,404,000, or $1.06 per share, compared with net income of $19,121,000, or $0.69 per share, for the first quarter of 2005. The weighted average numbers of basic shares used in the computations were 28,099,212 and 27,830,990 for the first quarters of 2006 and 2005, respectively. The results for the first quarter of 2006 include net charges of $3,246,000, or $0.12 per share of special items that affected the Company's net income for the first quarter of 2006 that are typically excluded by securities analysts in their published estimates of the Company's financial results, which are described in Appendix A of this release. For the three months ended March 31, 2006, operating income was $38,213,000, compared with $20,975,000 for the first quarter of 2005. EBITDA(1) for the first quarter of 2006 was $55,850,000, compared with $29,719,000 for the first quarter of 2005. Voyage revenues for the first quarter of 2006 were $101,746,000, compared to $47,291,000 recorded in the first quarter of 2005.

Evangelos J. Pistiolis, President and Chief Executive Officer of TOP Tankers Inc, commented, "The first quarter of 2006 was one of the most important periods in our history. Not only did we achieve our highest quarterly EPS of $1.06, but we also concluded a significant $550 million sale and leaseback transaction which has resulted in a significant return of $7.50 per share to our shareholders.

"We have entered into the seasonal lower period for the tanker market and are experiencing a correction in the crude spot rates. We intend to take advantage of the temporary slowdown and bring forward most scheduled dry-dockings for our Suezmaxes. As a result, we expect to enjoy the benefit of our full fleet's availability during the next winter period, which is traditionally the strongest period of the year."

"I also wish to inform our shareholders that I am currently involved in a project which involves the listing of a real estate fund on the Alternative Investment Market of the London Stock Exchange. It is envisioned that I will act as Chief Executive Officer of a private company that will manage that fund. I discussed my prospective involvement in this management company with our Board of Directors earlier in this year. Both the TOP Tankers Board and I are comfortable that my duties for the fund will not interfere with the continued performance of my duties for TOP Tankers."

"You probably have questions relating to the fund, but beyond telling you that this project does not involve a public offering in the United States, I am not able to give you any more details at this time due to regulations governing securities offerings both in London and in the United States."

The following key indicators serve to highlight changes in the financial performance of the Company's fleet during the first quarters ended March 31, 2005 and 2006:


                                                                 Suezmax Fleet
                                                         Three Months Ended March 31,
(In U.S. Dollars unless otherwise stated)                   2005       2006       Change
Total available ship days                                    416      1,170       181.3%
Total operating days                                         412      1,112       169.9%
Utilization                                                 99.0%      95.0%       -4.0%

TCE(2) per ship per day under spot voyage charter         49,432     61,802        25.0%
TCE per ship per day under time charter                        -     39,108           -
Average TCE                                               49,432     52,741         6.7%

Vessel operating expenses per ship per day                 6,591      7,634        15.8%

                                                                Handymax Fleet
                                                         Three Months Ended March 31,
(In U.S. Dollars unless otherwise stated)                   2005       2006       Change

Total available ship days                                    917      1,260        37.4%
Total operating days                                         910      1,236        35.8%
Utilization                                                99.2%      98.1%        -1.2%

TCE per ship per day under spot voyage charter                 -          -            -
TCE per ship per day under time charter                   21,564     21,735         0.8%
Average TCE                                               21,564     21,735         0.8%

Vessel operating expenses per ship per day                 4,928      5,397         9.5%

                                                                 Total Fleet*
                                                         Three Months Ended March 31,
(In U.S. Dollars unless otherwise stated)                   2005       2006       Change

Total available ship days                                  1,423      2,430        70.8%
Total operating days                                       1,401      2,348        67.6%
Utilization                                                 98.5%      96.6%       -1.9%

TCE per ship per day under spot voyage charter            43,280     61,802        42.8%
TCE per ship per day under time charter                   21,532     26,326        22.3%
Average TCE                                               29,123     36,419        25.1%

Vessel operating expenses per ship per day                 5,682      6,474        13.9%
General and administrative expenses per ship per
day**                                                      2,093      2,997        43.1%


----------
* Total Fleet information includes data for one Handysize tanker in 2005.

** The daily General and Administrative expenses include approximately $0 and $574 of non-cash restricted stock expense and $316 and $1,029 for general compensation provision for the first quarter of 2005 and 2006, respectively.

Fleet Report

As of March 31, 2006, the Company's fleet size was 27 vessels, or 2.6 million dwt (including 13 vessels sold and leased back for a period of 5 to 7 years) as compared to 18 vessels, or 1.3 million dwt on March 31, 2005. The changes in the Company's fleet during the first quarter of 2006 are as follows:

On March 9, 2006, the Company sold and leased-back the Handymax tankers M/T Faithful, M/T Spotless, M/T Vanguard and M/T Doubtless and the Suezmax tankers M/T Flawless, M/T Timeless, M/T Priceless and M/T Stopless for a period of five years, generating a gain of $46 million, which is amortized over the five year lease period.

Fleet Deployment

During the first quarter of 2006, the Company had approximately 72% of the fleet's operating days on long-term employment contracts. Nineteen of the Company's 27 tankers are on time charter contracts with an average term of over three years with all but two of the time charters including profit sharing agreements.

The Company has secured approximately 70% of the estimated operating days for 2006 under time charter contracts. At the same time, the eight Suezmaxes operating in the spot market, together with the profit sharing component of the time charter contracts, expose approximately 60% of the Company's estimated operating days for 2006 to spot rates, which may be potentially higher.

Suezmax Fleet:

During the first quarter of 2006, eight of the Company's Suezmax tankers operated in the spot market, earning on average $61,802 per vessel per day on a time charter equivalent (TCE) basis.

As of the date of this release, the Company's Suezmax fleet for the second quarter of 2006 has been fixed for employment as follows:

Spot: 53% of operating days at average daily TCE of $33,000

Total (Spot and time charter, including profit sharing): 64% of operating days at average daily TCE of $33,500.

Handymax Fleet:

All of the Company's Handymax tankers operate under long term employment agreements with Glencore and Vitol that provide for a base rate of charterhire and additional profit-sharing.

During the first quarter of 2006, including the profit-sharing allocated to the Company from these profit-sharing agreements, the Handymax fleet earned on average $21,735 per vessel per day on a time charter equivalent (TCE) basis.

As of the date of this release, the Company's Handymax fleet for the second quarter of 2006 has been fixed for 63% of its operating days at average daily TCE of $20,000.

The following table presents the Company's current fleet list and employment:

                                  Year                              Daily Base          Profit Sharing
                          Dwt     Built   Charter Type   Expiry       Rate         Above Base Rate (2005)
                          ---     -----   ------------   ------       ----         ----------------------
13 Suezmax Tankers
Timeless(C)...........  154,970    1991  Time Charter   Q2/2007    $28,000        100% first $7,000 + 50%
                                                                                               thereafter
Flawless(C)...........   154,970    1991  Time Charter   Q2/2007    $28,000       100% first $7,000 + 50%
                                                                                               thereafter
Stopless(C)...........   154,970    1991  Time Charter   Q2/2007    $28,000       100% first $7,000 + 50%
                                                                                               thereafter
Priceless(C)..........   154,970    1991      Spot
Faultless(B)..........   154,970    1992      Spot
Noiseless(B)..........   149,554    1992  Time Charter   Q2/2010     $37,000(1)                      None

Stainless(B)..........   149,599    1992      Spot
Endless(B)............   135,915    1992  Time Charter   Q4/2008(A)  $36,500                         None

Limitless(B)..........   136,055    1993      Spot
Stormless.............   150,038    1993      Spot
Ellen(P)..............   146,286    1996      Spot
Errorless.............   147,048    1993      Spot
Edgeless..............   147,048    1994      Spot


14 Handymax Tankers
Victorious(B).........    47,084    1991  Time Charter   Q3/2009    $14,500(2)    100% first $500 + 50%
                                                                                               thereafter
Sovereign(B)..........    47,084    1992  Time Charter   Q3/2009    $14,500(2)    100% first $500 + 50%
                                                                                               thereafter
Invincible(B).........    47,084    1992  Time Charter   Q3/2009    $14,500(2)    100% first $500 + 50%
                                                                                               thereafter
Relentless(B).........    47,084    1992  Time Charter   Q3/2009    $14,500(2)    100% first $500 + 50%
                                                                                               thereafter
Vanguard(C)...........    47,084    1992  Time Charter   Q1/2010    $13,250(3)    100% first $1,250 + 50%
                                                                                               thereafter
Restless(B)...........    47,084    1991  Time Charter   Q1/2010    $13,250(3)    100% first $1,250 + 50%
                                                                                               thereafter
Spotless(C)...........    47,094    1991  Time Charter   Q1/2010    $13,250(3)    100% first $1,250 + 50%
                                                                                               thereafter
Doubtless(C)..........    47,076    1991  Time Charter   Q1/2010    $13,250(3)    100% first $1,250 + 50%
                                                                                               thereafter
Faithful(C)...........    45,720    1992  Time Charter   Q1/2010    $13,250(3)    100% first $1,250 + 50%
                                                                                               thereafter
Topless...............    47,262    1998  Time Charter   Q2/2010    $16,250       100% first 1,000 + 50%
                                                                                               thereafter
Taintless.............    46,217    1999  Time Charter   Q1/2010    $16,250       100% first 1,000 + 50%
                                                                                               thereafter
Dauntless.............    46,168    1999  Time Charter   Q1/2010    $16,250       100% first 1,000 + 50%
                                                                                               thereafter
Soundless.............    46,185    1999  Time Charter   Q2/2010    $16,250       100% first 1,000 + 50%
                                                                                               thereafter
Ioannis P.............    46,346    2003  Time Charter   Q4/2010    $18,000(4)       35% above base rate

Total Tanker DWT       2,590,965


(A) Charterers have option to extend contract for an additional four-year period

(B)  Vessels sold and leased back for a period of 7 years.

(C)  Vessels sold and leased back for a period of 5 years.

(1) Base rate will change to $36,000 in Q2 2007 and $35,000 in Q2 2008 until expiration.

(2)  Base rate will change to $14,000 from Q3 2007 until expiration.

(3) Base rate will change to $14,500, plus 50% thereafter, from Q1 2007 until expiration.

(4) From Q3 2006 until expiration, base rate will remain the same with 100% profit sharing participation in the first $1,000 above base rate and 50% thereafter.

Credit Facility

As of March 31, 2006, TOP Tankers had total indebtedness under senior secured credit facilities of $428 million with its lenders, the Royal Bank of Scotland ("RBS"), DVB Bank ("DVB") and HSH Nordbank ("HSH").

Since such date, we have repaid $121 million to RBS and DVB, in connection with the sale and leaseback of 5 Suezmax tankers effected in April 2006. As of the date of this release, the Company has total indebtedness of $308 million, provided by the RBS and HSH. Our remaining outstanding loans with RBS and HSH mature in 2015 and 2013, respectively.

As of March 31, 2006, the Company has two interest rate swap agreements with RBS and HSH for the amounts of $36.5 million and $45.0 million for a period of four and five years, respectively. Under these agreements the interest rate is fixed at an effective annual rate of 4.66% and 4.80%, respectively, in addition to the applicable margin. The interest rate for the remaining balance of the loans is LIBOR, plus the margin. On March 31, 2006, the Company's ratio of indebtedness to total capital was approximately 62.5%.

Dividend and Dividend Policy

The Company paid a quarterly dividend of $0.21 per share on January 23, 2006 to shareholders of record as of January 17, 2006.

The Company paid a special dividend of $5.00 per share on March 27, 2006, to shareholders of record as of March 22, 2006, following the completion of sale and leaseback of 8 vessels in March 2006.

The Company paid a special dividend of $2.50 per share on April 25, 2006 to shareholders of record as of April 17, 2006, following the completion of sale and leaseback of 5 vessels in April 2006.

In addition, on April 6, 2006, the Company announced that its Board of Directors has decided the change of dividend policy from quarterly and special dividend payments to special dividend payments. Declaration and payment of such dividends will be subject to the discretion of the Company's Board of Directors. The timing and amount of future dividend payments will be dependent upon the Company's earnings, financial condition, cash requirements and availability.

Conference Call and Webcast

TOP Tankers' management team will host a conference call to review the results and discuss other corporate news and its outlook on Thursday, May 11, 2006, at 11:00 AM EDT.

Participants should dial into the call 10-15 minutes before the scheduled time using the following numbers: 877 407 8033 (from the US and Canada) or +1 201 689 8033 (from outside the US and Canada). A live webcast of the conference call will also be accessible via the Internet at www.toptankers.com, or by going to www.vcall.com.

The telephonic replay of the conference call will be available by dialling 877 660 6853 (from the US and Canada) or +1 201 612 7415 (from outside the US and Canada) and by entering account number 286 and conference ID number 202258. An online archive will also be available immediately following the call at the sites noted above. Both are available for one week, through May 18, 2006.

About TOP Tankers Inc

TOP Tankers Inc is an international provider of worldwide seaborne crude oil and petroleum products transportation services. The Company operates a fleet of 27 tankers, consisting of 13 double-hull Suezmax tankers and 14 double-hull Handymax tankers, with a total carrying capacity of approximately 2.6 million dwt, of which 88.8% are sister ships. Nineteen of the Company's 27 tankers are on time charter contracts with an average term of over three years with all but two of the time charters including profit sharing agreements.

Forward-Looking Statements

Matters discussed in this release may constitute forward-looking statements. Forward-looking statements reflect our current views with respect to future events and financial performance and may include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The forward-looking statements in this release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management's examination of historical operating trends, data contained in our records and other data available from third parties. Although TOP Tankers believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, TOP Tankers cannot assure you that it will achieve or accomplish these expectations, beliefs or projections.

Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including changes in charterhire rates and vessel values, failure of a seller to deliver one or more vessels, failure of a buyer to accept delivery of a vessel, inability to procure acquisition financing, changes in demand for oil and petroleum products, the effect of changes in OPEC's petroleum production levels and worldwide oil consumption and storage, changes in demand that may affect attitudes of time charterers, scheduled and unscheduled drydocking, changes in our voyage and operating expenses, including bunker prices, dry- docking and insurance costs, changes in governmental rules and regulations including requirements for double-hull tankers or actions taken by regulatory authorities, potential liability from pending or future litigation, domestic and international political conditions, potential disruption of shipping routes due to accidents and political events or acts by terrorists.

Risks and uncertainties are further described in reports filed by TOP Tankers with the US Securities and Exchange Commission, which are available in the SEC's "EDGAR" database on its website, www.sec.gov.

(1) See Appendix A to this release for information about special items and reconciliation of EBITDA.

(2) Consistent with general practice in the tanker shipping industry, time charter equivalent, or TCE, is a measure of the average daily revenue performance of a vessel on a per voyage basis. Our method of calculating TCE is consistent with industry standards and is determined by dividing net voyage revenue by voyage days for the relevant time period. Net voyage revenues are voyage revenues minus voyage expenses. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by the charterer under a time charter contract, as well as commissions.

                                       ##
                                  TABLES FOLLOW
                                       ##

TOP TANKERS INC.

CONSOLIDATED STATEMENTS OF INCOME
(Expressed in thousands of U.S. Dollars - except for share and per share data)

                                                    Three Months Ended March 31,
                                                    ----------------------------
                                                       2005            2006
                                                    ------------    ------------
                                                    (unaudited)    (unaudited)
REVENUES:
Voyage revenues                                     $     47,291   $    101,746
EXPENSES:
   Voyage expenses                                         6,490         16,234
   Charter hire expense                                        -          7,638
   Vessel operating expenses                               8,085         15,731
   Depreciation and amortization                           8,736         17,641
   General and administrative expenses                     2,979          7,282
   Amortization of deferred gain on sale of vessels            -         (1,055)
   Foreign currency losses                                    26             62
                                                      ----------     -----------
   Operating income                                       20,975         38,213
                                                      ----------     -----------

OTHER INCOME (EXPENSES):
   Interest and finance costs                             (2,510)        (8,066)
   Interest income                                           648            261
   Other, net                                                  8             (4)
                                                      ----------     -----------
   Total other expenses, net                             (1,854)         (7,809)

                                                      ----------     -----------
Net Income                                          $     19,121   $     30,404
                                                      ==========     ===========

Earnings per share, basic and diluted               $       0.69   $       1.06
                                                      ==========     ===========

Weighted average common shares outstanding, basic
and diluted                                           27,830,990     28,099,212
                                                      ==========     ===========

TOP TANKERS INC.

CONSOLIDATED BALANCE SHEETS
(Expressed in thousands of U.S. Dollars - except for share and per share data)

                                                    December 31,    March 31,
                                                        2005             2006
                                                   -------------    ---------
                                                                  (Unaudited)
ASSETS

CURRENT ASSETS:
   Cash and cash equivalents                         $    17,462   $   24,857
   Other current assets                                   50,112       50,541
                                                       ---------    ---------
         Total current assets                             67,574       75,398

FINANCIAL INSTRUMENTS                                        425        1,009
VESSELS, NET                                             886,754      643,924
OTHER NON-CURRENT ASSETS                                  26,144       46,497
                                                       ---------    ---------
         Total assets                                $   980,897  $   766,828
                                                       =========    =========

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:
   Current portion of long-term debt                 $    45,329  $   136,117
   Deferred income, current portion                        2,451       11,701
   Other current liabilities                              30,814       25,585
                                                       ----------   ----------
         Total current liabilities                        78,594      173,403

LONG-TERM DEBT, net of current portion                   518,774      288,491

DEFERRED INCOME, net of current portion                   13,871       50,091

STOCKHOLDERS' EQUITY                                     369,658      254,843
                                                       ----------   ----------
         Total liabilities and stockholders' equity  $   980,897  $   766,828
                                                       ==========   ==========

TOP TANKERS INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in thousands of U.S. Dollars)
                                                   Three Months Ended March 31,
                                                   -----------------------------
                                                        2005           2006
                                                   -------------    ------------
                                                    (unaudited)      (unaudited)
Cash Flows from (used in) Operating Activities:
   Net income                                       $   19,121       $   30,404
   Adjustments to reconcile net income to net cash
   provided by operating activities:
      Depreciation and amortization                      8,917           19,229
      Stock-based compensation                               -            1,396
      Change in fair value of financial instruments          -             (248)
      Amortization of deferred income                        -           (1,055)
   Change in operating assets and liabilities           (7,652)          (5,658)
                                                     ----------       ----------
Net Cash from Operating Activities                      20,386           44,068
                                                     ..........       ..........

Cash Flows from (used in) Investing Activities:
      Advances for vessels acquisitions                (94,060)               -
      Acquisition of vessels                          (127,581)               -
      Net proceeds from sale of vessels                      -          251,502
      Other                                                (85)            (165)
                                                     ----------       ----------
Net Cash from (used in) Investing Activities          (221,726)         251,337
                                                     ..........       ..........

Cash Flows from (used in) Financing Activities:
      Proceeds from long-term debt                     157,531                -
      Payments of long-term debt                       (10,000)        (140,996)
      Payment of financing costs                        (2,703)             (63)
      Dividends paid                                    (5,845)        (146,951)
                                                     ----------       ----------
Net Cash from (used in) Financing Activities           138,983         (288,010)
                                                     ..........       ..........

Net increase (decrease) in cash and cash equivalents  (62,357)            7,395
Cash and cash equivalents at beginning of period       114,768           17,462
                                                     ----------       ----------
Cash and cash equivalents at end of period          $   52,411       $   24,857
                                                     ==========       ==========

SUPPLEMENTAL CASH FLOW INFORMATION
      Interest paid                                 $    3,370       $    6,644
                                                     ==========       ==========

APPENDIX A - SPECIFIC ITEMS AFFECTING NET INCOME AND RECONCILIATION OF EBITDA

Set forth below are some of the significant items of income and expense that affected the Company's net income for the first quarter of 2006, all of which items are typically excluded by securities analysts in their published estimates of the Company's financial results:



(Expressed in thousands of U.S. Dollars - except for share and per share data)

                         Description                          Q1 2006
                                                            (Unaudited)
                                                                $   Per Share

Restricted share plan to officers and personnel             1,396       0.05
Bonus compensation provision to officers and personnel      2,500       0.09
Gain from termination of interest rate swap                  (650)     (0.02)
                                                         --------- -----------
Total                                                       3,246       0.12
                                                         ========= ===========

Specific items had no material effect in Company's net income for the first quarter of 2005.

EBITDA RECONCILIATION(3)
(Expressed in Thousands of U.S Dollars)           Three Months Ended March 31,
                                                 -------------------------------
                                                    2005              2006
                                                 -----------      --------------

NET INCOME                                           19,121              30,404

DEPRECIATION AND AMORTIZATION                         8,736              17,641

INTEREST AND FINANCE COSTS, NET                       1,862               7,805
                                                 -----------      --------------
EBITDA                                               29,719              55,850
                                                 ===========      ==============

----------
(3) EBITDA represents earnings before interest, taxes, depreciation and amortization. EBITDA does not represent and should not be considered as an alternative to net income, as determined by GAAP, and our calculation of EBITDA may not be comparable to that reported by other companies.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                TOP TANKERS INC.
                                  (Registrant)


Dated:  May 11, 2006                        By: /s/ Stamatis N. Tsantanis
                                                -------------------------------
                                                Stamatis N. Tsantanis
                                                Chief Financial Officer











SK 23116 0001 669336